PRESS RELEASE

Sanofi and DiCE Molecules Announce Research Collaboration to Discover Potential Therapeutics Based on Unique Small Molecule Discovery Platform

- Five-year collaboration encompasses up to 12 targets and provides up to $184 million in milestone payments per target –

Paris, France and San Francisco - March 16, 2016 - Sanofi and DiCE Molecules, a newly-launched, privately held company developing a next generation approach to small molecule drug discovery, today announced a five-year global collaboration to discover potential new therapeutics for up to 12 targets that encompass all disease areas of strategic interest to Sanofi. The collaboration builds upon DiCE’s unique technology platform, which leverages directed evolution to select and optimize low molecular weight compounds against any target. The platform’s capabilities include the potential to unlock protein-protein interfaces that were previously unreachable for oral therapies.

The collaboration is a part of Sanofi’s Sunrise Initiative, a strategic partnership model that seeks to invest in early stage transformative opportunities that align with Sanofi’s expert development and commercialization abilities. A joint steering committee comprised of Sanofi and DiCE representatives will oversee the initiative.

“In the past, targeting protein-protein interfaces with small molecules was not thought possible in a generalizable fashion, especially in the development of orally bioavailable drugs,” said Kevin Judice, President and Chief Executive Officer of DiCE. “Our platform is uniquely positioned to overcome these historical challenges and this partnership with Sanofi reinforces the potential of our technology. DiCE’s self-financing business model and distinctive partnership approach will allow us to focus solely on advancing our development programs. We are delighted to be collaborating with Sanofi and its innovation-focused team within the Sunrise Initiative.”

Collaboration Overview

The partnership between Sanofi and DiCE represents a unique R&D commitment to small molecule discovery. DiCE’s directed chemical evolution platform is anticipated to shorten drug development timelines through the rapid and efficient discovery of a greater breadth of molecules for each target in the collaboration.

The collaboration encompasses up to 12 discrete targets over the five-year period and provides funding in excess of $50 million in equity, upfront, target exclusivity, technology access fees, and research services, along with up to $184 million in research, clinical and regulatory milestone payments per target, and royalty payments based on any future annual net sales of each compound developed by Sanofi.

“We are pleased to initiate this collaboration with DiCE and its unique technology platform, which brings the power of selection and enrichment to small molecule discovery,” said Dr. Kathy Bowdish, Head of Sunrise, Sanofi. “We hope this partnership will help deliver essential therapies against currently intractable disease targets, and help patients who otherwise have been unable to receive treatments outside of the inpatient setting. This initiative will allow our teams to combine their wealth of knowledge in drug discovery and further strengthens Sanofi’s commitment to open innovation.”

The DiCE Difference

DiCE’s technology selects and optimizes drug-like ligands to any given target, beginning with libraries containing billions of individual molecules. Unique among currently available options, DiCE’s technology restores the libraries to their original ligand concentration after each round of screening, revealing the full landscape of binding molecules and allowing them to easily be selected for enhanced potency, selectivity, and drug-like properties through testing with proprietary assays. This novel approach may address long-standing chemistry issues and would enable monoclonal antibodies to be replaced by orally administered medicines.

DiCE’s core technology was invented by Stanford Professor Pehr Harbury, Ph.D., a recipient of the Macarthur “Genius” Award and the NIH Pioneer award. In addition to Dr. Harbury, the founding team includes John Bedbrook, Ph.D., a seasoned entrepreneur in the agricultural biotechnology space who serves as Founder and Chairman of the DiCE Board of Directors; Kevin Judice, Ph.D., who while in the lab discovered the marketed drug Telavancin and has held various leadership roles at Genentech, Theravance, Achaogen, and Cidara prior to joining DiCE as Founder and Chief Executive Officer; and Phil Patten, Ph.D., an internationally recognized expert in the field of directed evolution who held various scientific roles at Maxygen, Achaogen, and DuPont, prior to joining DiCE as Founder and Chief Scientific Officer.

About DiCE Molecules

DiCE Molecules is a privately held company focused on the development of small molecule compounds that act by unlocking protein-protein interfaces that have been intractable targets for orally bioavailable drugs. Utilizing its unique approach, DiCE can amplify the strongest potential drug candidates and, by combining massive diversity with amplification and selection, substantially increase the probability of success. The company is focused on leveraging its capabilities to create a self-financing business generating returns for its internal shareholders through the achievement of milestones and revenues secured by collaborations. For more information, visit www.dicemolecules.com.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

To learn more about Sanofi’s Sunrise Initiative, please visit www.sanofi-sunrise.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Laurence Bollack +33 (0) 1 53 77 46 46 mr@sanofi.com	Sanofi Investor Relations Sebastien Martel +33 (0)1 53 77 45 45 IR@sanofi.com	Sanofi Global R&D Communications Amy Ba, Ph.D. 617-665-4851 amy.ba@sanofi.com

DiCE Molecules Dan Budwick Pure Communications 973-271-6085 dan@purecommunicationsinc.com